August17, 2012

Via EDGAR

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Ebix, Inc.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Filed July 6, 2012

Form 10-Q/A for the Quarterly Period Ended March 31, 2012

Filed July 6, 2012

File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company,” or “Ebix,” or “we”) hereby submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received via email in your letter dated July 31, 2012 with respect to certain items in the above-captioned Forms 10-K/A and 10-Q/A. This letter will respond to each of your comments in the order presented in your letter with the exact text of each comment reproduced below in bold text and the Company’s response immediately thereunder. The Company welcomes the opportunity to address any Staff questions with respect to these responses, its periodic disclosures, and/or its current filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

General

1.	You indicate in response to prior comment 1 that you have added a precautionary control measure to ensure that all required and necessary disclosures are included and to further ensure that such reporting is complete in all respects. Please confirm that you will disclose this change in internal control over financial reporting in the periodic report for the fiscal quarter in which the change took place. Refer to Item 308(c) of Regulation S-K.

Stephen Krikorian

August 17, 2012

The Company included the following disclosure, regarding the added precautionary measure, in Part I Item 4 of its Form 10-Q report for the fiscal quarter ending June 30, 2012. This was the fiscal quarter in which the change took place.

“The Company has expanded its Disclosure Committee in order to include additional members. The Disclosure Committee now includes the Company’s CEO, CFO, Controller, Senior Financial Accountant, VP of Investor Relations, Audit Committee members, and external SEC legal counsel for the specific purpose of thoroughly and proactively reviewing all filings made pursuant to Securities Exchange Act of 1934 prior to their submission.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 4

2.	We note that you changed the amount of cash provided by operating activities for the twelve months ended December 31, 2010 in your table of key performance indicators. Explain to us the reasons for the revision and tell us what consideration you gave to including a description of the change in your explanatory note.

In the filing referred to above, the Company inadvertently changed the cash provided by operating activities for the year ended December 31, 2010. The figure was improperly revised due to a rounding issue which had not been addressed. We will prepare and file a new amendment to the Form 10-K for the fiscal year ended December 31, 2011 to include a revised Key Performance Indicator table that properly reflects $52,779,000 as being the cash provided by operating activities for the year ended December 31, 2010.

Results of Operations, page 5

3.	We note that you added disclosure of the amount of operating revenue from your acquisition of ADAM. As specifically requested in response to prior comment 2 and consistent with the disclosure you committed to provide in your response to comment 4 in your letter dated January 9, 2012, your amendment should include a discussion of the comparative quantitative pro forma revenue impacts related to your business acquisitions. In this regard, we note that pro forma revenue increased 3% compared to the increase in as reported revenue of 28%. Revise to discuss and analyze the reasons for the change in pro forma revenue and the difference between the relative changes in pro forma and as reported revenue. Also amend your Form 10-Q/A for the quarterly period ended March 31, 2012, accordingly.

The Company will prepare and file a new amendment to its Form 10-K to for the fiscal year ended December 31, 2011 to include the following additional disclosure in the results of operations section of Management’s Discussion and Analysis of operating revenue.

Stephen Krikorian

August 17, 2012

“With respect to the acquisition of ADAM as well other business acquisitions completed during the fiscal years 2011 and 2010, and on a pro forma basis, as presented in the table in Note 4 to the enclosed consolidated financial statements, combined revenues increased 3% for the year 2011 versus 2010, whereas there was a 28% increase in reported revenues for the same comparative periods.”

The Company will also prepare and file a new amendment to its report on Form 10-Q for the quarter ended March 31, 2012 to include the following additional disclosure in the results of operations section of Management’s Discussion and Analysis of operating revenue.

“With respect to the acquisition of ADAM, as well other business acquisitions completed during fiscal year 2011 and through the first fiscal quarter of 2012, combined revenues on a pro forma basis decreased 1% for the first fiscal quarter of 2012 versus the first fiscal quarter of 2011, whereas there was a 9% increase in reported revenues for the same comparative periods.”

Item 8: Financial Statements and Supplementary Data, page 19

4.	Please amend to include the complete text of the relevant item you are revising. In this regard, your audited financial statements should be included in their entirety.

The Company will prepare and file a new amendment to its 2011 annual report on Form 10-K to include the full context of Item 8 including the auditor’s report, the audited financial statements, and all of the notes thereto.

5.	As previously requested within prior comment 2, please explain why you have not made the change you committed to make in future filings in response to prior comment 3 from our letter dated May 8, 2012 in your amended Form 10-K and Form 10-Q. Specifically, you indicated that you would report the excess tax benefit from share-based compensation as part of cash flows from financing activities in your consolidated statements of cash flows. Refer to A SC 230-10-45-14.

In its recently filed amendments to the 2011 Form 10-K and first quarter 2012 Form 10-Q the Company did not make the reclassifications to report the excess tax benefits from share-based compensation as part of cash flows from financing activities rather than from operating activities because the amounts for each period presented were immaterial. Said excess tax benefits from share-based compensation were only 0.9%, 1.9%, and 0.0% of the reported cash flows from operating activities for the years 2011, 2010, and 2009 respectively. Likewise, excess tax benefits from share-based compensation were only 0.3% and 1.6% of the reported cash flows from operating activities for the three months ending March 31, 2012 and 2011 respectively. However, going forward, each of the Company’s future filings we will report the excess tax benefits from share-based compensation as part of cash flows from financing activities.

Stephen Krikorian

August 17, 2012

Form 10-Q/A for the Quarterly Period Ended March 31, 2012

Part I — Financial Information, page 4

6.	Please amend to include the complete text of the relevant item you are revising. In this regard, your financial statements should be included in their entirety.

The Company will prepare and file a new amendment to its interim report for the quarterly period ended March 31, 2012 on Form 10-Q to include the full context of Part I Item 1 including the financial statements and all of the notes thereto.

7.	As previously requested within prior comment 2, please explain why you have not made the change you committed to make in future filings in response to prior comment 4 from our letter dated May 8, 2012 in your amended Form 10-Q. Specifically, you indicated that you would include all of the fair value related disclosures required by ASC 820 pertaining to contingent liabilities associated with earn-out provisions from business acquisition agreements. Ensure that any disclosures added to your amended Form 10-Q also include a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. Refer to ASC 820-10-50-2(g).

The Company will prepare and file a new amendment to its interim report for the quarter ended March 31, 2012 on Form 10-Q to include in Note 1 “Description of Business and Summary of Significant Accounting Policies” the quantitative and qualitative disclosures concerning fair value measurements including those pertaining to the Company's contingent accrued earn-out acquisition consideration liabilities, and those pertaining to other financial instruments. This added disclosure will also address the sensitivity of those fair value measurements to changes in Level 3 “unobservable” inputs. Attached to this letter is copy of these planned additional disclosures concerning fair value measurements.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen Krikorian

August 17, 2012

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2031 or Robert Kerris, Chief Financial Officer at (678) 281-2028.

Very truly yours,

/s/ Robin Raina
Robin Raina
Chairman of the Board & Chief Executive Officer

cc:	Robert F. Kerris

Charles M. Harrell, Esq.

Attachment

Attachment to August 17, 2012 Response to SEC Comment Letter

Fair Value of Financial Instrument — The Company follows the relevant GAAP guidance regarding the determination and measurement of the fair value of financial instruments in which fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The guidance describes the following three levels of inputs that may be used in the methodology to measure fair value:

•	Level 1 — Quoted prices available in active markets for identical investments as of the reporting date;

•	Level 2 — Inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date; and,

•

Level 3 — Unobservable inputs, which are to be used in situations where there is little or no market activity for the asset or liability and wherein the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of March 31, 2012 the Company has the following financial instruments to which it had to consider fair values and had to make fair assessments:

•	Short-term investments for which the fair values are measured as a Level 1 instrument.

•	Contingent accrued earn-out business acquisition consideration liabilities for which fair values are measured as level 3 instruments.

Additional information regarding the Company's assets and liabilities that are measured at fair value on a recurring basis is presented in the following table:

	Fair Values at Reporting Date Using*
Descriptions	Balance at March 31, 2012	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Assets
Available-for-sale securities:
Commercial bank certificates of deposits	$730	$730	$—	$—

Total assets measured at fair value	$730	$730	$—	$—

Liabilities
Derivatives:

Foreign exchange contracts (a)	$—	$—	$—	$—
Contingent accrued earn-out acquisition consideration (b)	7,264	—	—	7,264

Total liabilities measured at fair value	$7,264	$—	$—	$7,264

(a)	The market valuation approach is applied and the valuation inputs include foreign currency exchange spot rates, forward premiums, forward foreign currency exchange rates, term, and maturity dates. As of March 31, 2012 all the companies derivative instruments in the form of foreign currency hedge instruments had been settled.
(b)	The income valuation approach is applied and the valuation inputs include the contingent payment arrangement terms, projected cash flows, rate of return, and probability assessments.
*	During the three months ended March 31, 2012 there were no transfers between fair value levels 1, 2 or 3.

For the Company's assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the following table provides a reconciliation of the beginning and ending balances for each category therein, and gains or losses recognized during the three months ending March 31, 2012:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Contingent Liability for Accrued Earn-out Acquisition Consideration
(in thousands)
Beginning balance at January 1, 2012	$7,590

Total remeasurement adjustments:

(Gains) or losses included in earnings	—

(Gains) or losses recorded against goodwill	—

Foreign currency translation adjustments **	183

Acquisitions and settlements:
Business acquisitions	—
Settlements	(509)

Ending balance at March 31, 2012***	$7,264

The amount of total (gains) or losses for the year included in earnings or changes to net assets, attributable to changes in unrealized (gains) or losses relating to assets or liabilities still held at year-end	$—

**	recorded as a component of other comprehensive income within stockholders’ equity
***	Short term portion of $3.75 million is recorded in accounts payable and accrued liabilities in the current liability section and $3.51 million is recorded in other liabilities in the long-term liability section of the condensed consolidated balance sheets.

The Company evaluated the sensitivity of the above fair value measurements categorized within the Level 3 of the fair value hierarchy, to changes in pertinent unobservable inputs and determined that a 10% increase in such inputs would have resulted in an approximate $1.4 million increase to the contingent liability and a corresponding reduction to pre-tax income, and a 10% decrease in such inputs would have resulted in an approximate $1.6 million decrease to the contingent liability and a corresponding increase to pre-tax income.

The Company believes the carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses, accrued payroll and related benefits, line of credit, long-term debt obligations, and capital lease obligations is a reasonable estimate of their fair value due to the short remaining maturity of these items and/or their fluctuating interest rates.